Exhibit 99.16

Greenbrook TMS Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the fiscal years ended December 31, 2019 and 2018

March 10, 2020

TABLE OF CONTENTS

BASIS OF PRESENTATION	3
CAUTIONARY NOTE REGARDING NON-IFRS MEASURES AND INDUSTRY METRICS	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	4
BUSINESS OVERVIEW	5
FACTORS AFFECTING OUR PERFORMANCE	6
COMPONENTS OF OUR RESULTS OF OPERATIONS AND TRENDS AFFECTING OUR BUSINESS	6
FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS	8
KEY HIGHLIGHTS AND RECENT DEVELOPMENTS	8
RESULTS OF OPERATIONS	10
Analysis of Results for FISCAL 2019 and FISCAL 2018	12
ANALYSIS OF RESULTS FOR Q4 2019	15
EBITDA and Adjusted EBITDA	16
Reconciliation of Loss Attributable to the Common Shareholders of Greenbrook to EBITDA and Adjusted EBITDA	16
Pre-IFRS 16 Reconciliation	17
Financial Condition, Liquidity and Capital Resources	17
INDEBTEDNESS	19
Off-Balance Sheet Arrangements	20
Share Information	20
Related Party Transactions	20
Risks and Uncertainties	21
DISCLOSURE CONTROLS & PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING	21
Critical Accounting Estimates and Judgments	22
Changes in Significant Accounting Policies	28
RISK FACTORS	29
ADDITIONAL INFORMATION	30

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”) provides information concerning the financial condition and results of operations of Greenbrook TMS Inc. (the “Company”, “Greenbrook”, “us” or “we”). This MD&A should be read in conjunction with our audited consolidated financial statements, including the related notes thereto, for the fiscal years ended December 31, 2019 and 2018.

BASIS OF PRESENTATION

Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Our fiscal year is the 12-month period ending December 31.

The Company was incorporated under the Business Corporations Act (Ontario) on February 9, 2018 as a wholly-owned subsidiary of TMS NeuroHealth Centers, Inc. (“TMS US”). On March 29, 2018, each shareholder of TMS US exchanged its shares of common stock of TMS US for common shares of the Company (“Common Shares”) on a one-for-one basis. As a result of this exchange, the shareholders of TMS US became the shareholders of the Company in the same proportions as their previous shareholdings in TMS US, and TMS US became a wholly-owned subsidiary of the Company, carrying on business through its operating subsidiaries (the “Reorganization”). The Reorganization did not result in any changes in the management, operations or assets of TMS US or its operating subsidiaries. Financial information presented in this MD&A reflects the consolidated financial condition, performance and cash flows of the operating business of which TMS US was the holding company through March 29, 2018 and Greenbrook TMS Inc. became the holding company effective as of March 29, 2018.

All references in this MD&A to “Fiscal 2018”, “Fiscal 2019” and “Fiscal 2020” are to the year ended (or ending) December 31, 2018, December 31, 2019 and December 31, 2020, respectively. All references in this MD&A to “Q4 2018” and “Q4 2019” are to the three-month periods ended (or ending) December 31, 2018 and December 31, 2019, respectively. All references in this MD&A to “Q3 2019” and “Q1 2020” are to the three-month periods ended September 30, 2019 and March 31, 2020 respectively.

Amounts stated in this MD&A are in United States dollars, unless otherwise indicated.

CAUTIONARY NOTE REGARDING NON-IFRS MEASURES AND INDUSTRY METRICS

This MD&A makes reference to certain non-IFRS measures including certain metrics specific to the industry in which we operate. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of Greenbrook or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. In addition to our results determined in accordance with IFRS, we use non-IFRS measures including, “EBITDA” and “Adjusted EBITDA”. This MD&A also refers to “Same-Region Sales Growth”, which is an operating metric used in the industry in which we operate but may be calculated differently by other companies. These non-IFRS measures, including industry metrics, are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including industry metrics, in the evaluation of issuers. Our management also uses non-IFRS measures, including industry metrics, to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-IFRS measures, including industry metrics, as follows:

“Adjusted EBITDA” is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes, adjusted for share-based compensation expenses, center development costs (as outlined in the audited consolidated financial statements and the notes thereto), and non-recurring expenses. We believe our Adjusted EBITDA metric is a meaningful financial metric as it measures the ability of our current TMS Center (as defined below) operations to generate earnings while eliminating the impact of costs incurred related to our TMS Center growth plans and share-based compensation expenses, neither of which has an impact on the operating performance of our existing TMS Center network.

“EBITDA” is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes.

“Same-Region Sales Growth” is a metric used to compare the percentage change in sales derived from established management regions in a certain period as compared to the sales from the same management regions in the same period of the prior year and functions as an indicator of organic growth. We monitor our business on a regional basis to focus on increasing patient volume within a management region in addition to assessing individual TMS Center locations on a standalone basis. As a result, we will from time to time establish a TMS Center that may, over the short term, negatively impact the patient volume at another TMS Center, but which is expected to add incremental patient volume to the management region as a whole in an economically beneficial manner. We believe our Same-Region Sales Growth metric helps quantify our sales growth within regional management areas and the related growth opportunities associated with adding TMS Center density within established management regions. Same-Region Sales Growth is calculated based on management regions containing open TMS Centers that have performed billable TMS services for a period of at least one full year prior to each of the comparable periods. Our Same-Region Sales Growth is unique to our financial management strategy and may be calculated differently compared to other companies.

See “Reconciliation of Loss Attributable to the Common Shareholders of Greenbrook to EBITDA and Adjusted EBITDA” for a reconciliation of certain of the foregoing non-IFRS measures to their most directly comparable measures calculated in accordance with IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Some of the information contained in this MD&A, including with respect to the Company’s ability to proceed with debt financing on terms acceptable to the company or at all, contains forward-looking information. This information is based on management’s reasonable assumptions and beliefs in light of the information currently available to us and is current as of the date of this MD&A. Actual results and the timing of events may differ materially from those anticipated in the forward-looking information contained in this MD&A as a result of various factors.

Particularly, information regarding our expectations of future results, performance, growth, accelerated expansion, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risks and Uncertainties” section of this MD&A. Additional risks and uncertainties are discussed in the Company’s materials filed with the Canadian securities regulatory authorities from time to time, including the Company’s annual information form dated March 10, 2020 in respect of the fiscal year ended December 31, 2019. These factors are not intended to represent a complete list of the factors that could affect us; however, these factors should be considered carefully.

The purpose of the forward-looking information is to provide the reader with a description of management’s current expectations regarding the Company’s financial performance and may not be appropriate for other purposes; readers should not place undue reliance on forward-looking information contained herein. To the extent any forward-looking information in this MD&A constitutes future-oriented financial information or financial outlook, within the meaning of applicable securities laws, such information is being provided to demonstrate the potential of the Company and readers are cautioned that this information may not be appropriate for any other purpose. Future-oriented financial information and financial outlook, as with forward-looking information generally, are based on current assumptions and are subject to risks, uncertainties and other factors. Furthermore, unless otherwise stated, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW

We are a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders. The predecessor to the Company, TMS US, was established in 2011 to take advantage of the opportunity created through the paradigm-shifting technology of TMS, an FDA-cleared, non-invasive therapy for the treatment of MDD. Our business model takes advantage of the opportunity for a new, differentiated service channel for the delivery of TMS – a patient-focused, centers-based service model to make TMS treatment easily accessible to all patients while maintaining a high standard of care.

After opening our first center in 2011 in Tysons Corner in Northern Virginia, we have grown to control and operate a network of outpatient mental health service centers that specialize in TMS treatment across the United States (each, a “TMS Center”). The Company offers TMS treatment facilities in convenient locations to provide easy access to patients and physicians. As of December 31, 2019, the Company owned and operated 119 TMS Centers in the Commonwealth of Virginia, and the States of North Carolina, South Carolina, Maryland, Delaware, Missouri, Illinois, Ohio, Connecticut, Florida, Texas, Michigan, Alaska, Oregon and California. Subsequent to December 31, 2019, our TMS Center network further expanded with 2 additional TMS Centers in the States of Michigan and Oregon. As of the date of this MD&A, the Company owns and operates 121 TMS Centers across the United States.

Our regional model seeks to develop leading positions in key regional markets, leveraging operational efficiencies by combining smaller local TMS treatment centers that are strategically located within a single region for convenient patient and physician access, with regional management infrastructure in place to support center operations. Management regions typically cover a specific metropolitan area that meets a requisite base population threshold. The management region is typically defined by a manageable geographic area in terms of size, which facilitates the use of regional staff working across the various TMS Center locations within the management region, and which resides within a marketing capture area that allows for efficiencies in advertising cost. Management regions often have similar economic characteristics and are not necessarily defined by state lines, other geographic borders, or differentiating methods of services delivery, but rather are defined by a functional management area.

FACTORS AFFECTING OUR PERFORMANCE

We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and challenges, some of which are discussed below. See also the “Risks and Uncertainties” section of this MD&A.

Number of TMS Centers

We have a meaningful opportunity to continue to grow the number of our TMS Centers in the United States through organic in-region growth, establishing new regions and potential future acquisitions. The opening and success of new TMS Centers is subject to numerous factors, including our ability to locate the appropriate space, finance the operations, build relationships with physicians, and negotiation of suitable lease terms and local payor arrangements, and other factors, some of which are beyond our control.

Competition

The market for TMS is becoming more competitive. We compete principally on the basis of our reputation and brand, the location of our centers and the quality of our TMS services and the reputation of our partner physicians. In the markets in which we are operating, or anticipate operating, competition predominantly consists of individual psychiatrists that have a TMS device, an FDA-regulated medical device specifically manufactured to transmit the magnetic pulses required to stimulate the cortical areas in the brain to effectively treat MDD and other mental health disorders (each, a “TMS Device”), in their office and who can offer TMS therapy directly to their patients. We also face competition from a limited number of multi-location psychiatric practices or behavioural health groups that offer TMS therapy as part of their overall practice, as well as a few other specialist TMS providers.

Industry Trends

Our revenue is impacted by changes to United States healthcare laws, our partners’ and contractors’ healthcare costs, the ability to secure favourable pricing structures with device manufacturers and payors’ reimbursement criteria and associated rates.

Technology

Our revenues are affected by the availability of, and reimbursement for, new TMS indications, new technology or other novel treatment modalities and our ability to incorporate the new technology into our TMS Centers.

Segments

We evaluate our business and report our results based on organizational units used by management to monitor performance and make operating decisions on the basis of one operating and reportable segment: Outpatient Mental Health Service Centers. We currently measure this reportable operating segment’s performance based on revenues and regional operating income.

COMPONENTS OF OUR RESULTS OF OPERATIONS AND TRENDS AFFECTING OUR BUSINESS

In assessing our results of operations and trends affecting our business, we consider a variety of financial and operating measures that affect our operating results.

Total Revenue

Total revenue consists of service revenue attributable to the performance of TMS treatments. In circumstances where the net patient fees have not yet been received, the amount of revenue recognized is estimated based on an expected value approach where management considers such variables as the average of previous net patient fees received by the applicable payor and fees received by other patients for similar services and management’s best estimate leveraging industry knowledge and expectations of third-party payors’ fee schedules. Third party payors include federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies.

Regional Operating Income (Loss) and Direct Center and Regional Costs

Regional operating income (loss) is calculated as total revenue less direct center and regional costs. Direct center and regional costs consist of direct center and patient care costs, regional employee compensation, regional marketing expenses, amortization and depreciation. These costs encapsulate all costs (other than incentive compensation such as share-based compensation granted to senior regional employees) associated with the center and regional management infrastructure, including the cost of the delivery of TMS treatments to patients and the cost of our regional patient acquisition strategy.

Center Development Costs and Working Capital Investment

Center development costs represent direct expenses associated with developing new centers, including small furnishings and fittings, wiring and electrical and in some cases the cost of minor space alterations. However, the main cash requirement for center development relates to working capital investment. This includes rental deposits or other non-capital costs required to open centers and the cost of TMS treatment delivery while collections initially lag until payor contracting, credentialing and enrollment processes are completed.

Corporate Employee Compensation

Corporate employee compensation represents compensation incurred to manage the centralized business infrastructure of the Company, including annual base salary, annual cash bonuses and other non-equity incentives.

Corporate Marketing Expenses

Corporate marketing expenses represent costs incurred that impact the Company on an overall basis including investments in website functionality and brand management activities.

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses represent expenses related to the corporate infrastructure required to support our ongoing business including insurance costs, legal and accounting costs and costs incurred related to our corporate offices. We anticipate an increase to accounting, legal and professional fees associated with operating as a public company that will be reflected in our corporate, general and administrative expenses.

We expect our corporate, general and administrative expenses to increase as we continue to open new TMS Centers. We have invested heavily in this area to support the growing volume and complexity of our business and anticipate continuing to do so in the future. As we continue to grow, we anticipate that we will be able to scale our investments and leverage our fixed costs.

Transaction Costs

Transaction costs represent accounting, legal and professional fees incurred as part of significant transactions. In Fiscal 2019, transaction costs were recognized in connection with the acquisition of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively, “Achieve TMS”).

Share-Based Compensation

Share-based compensation represents stock options granted as consideration in exchange for employee and similar services to align personnel performance with the Company’s long-term goals.

Interest

Interest expense relates to interest incurred on loans and lease liabilities. Interest income relates to income realized as a result of investing excess funds into investment accounts.

Adjusted EBITDA and Non-Recurring Expenses

Adjusted EBITDA and non-recurring expenses represent additional disclosures pertaining to one-time costs incurred to enhance the performance of the business. These include acquisition-related professional fees incurred in connection with the Achieve TMS Acquisition (as defined below) which relate to our TMS Center growth. They also include costs related to the development of our corporate compliance program, billing migration costs, including the restructuring of our billing department and bad debts, and one-time professional fees associated with the implementation of IFRS 16, Leases (“IFRS 16”) which are excluded from Adjusted EBITDA as the Company expects these to be non-recurring.

FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS

Acquisition of Achieve TMS

On September 26, 2019, we, through our wholly-owned subsidiary, TMS US, completed the Achieve TMS Acquisition. Achieve TMS currently operates 22 TMS Centers in California, Oregon and Alaska, with a particular focus on deep TMS therapy. In connection with the Achieve TMS Acquisition, we incurred certain non-recurring professional fees. Achieve TMS contributed to revenue during Q4 2019 and we expect it will allow us to accelerate our expansion in the western United States in future periods.

Regional Development Activity

Our regional model seeks to develop leading positions in key markets, and to leverage operational efficiencies by combining smaller local TMS treatment centers within a region under a single shared regional management infrastructure. Part of our core strategy is to continue to develop new centers within our existing regions as well as in new management regions, in each case, organically or through acquisitions of existing centers or businesses, which may affect comparability of results.

Public Company Expenses

As a public company, we have implemented and will continue to implement additional procedures and processes for the purpose of addressing the standards and requirements applicable to reporting issuers. As such, we expect to incur additional annual expenses, including additional directors’ and officers’ liability insurance, director fees, public company reporting costs, transfer agent fees, additional accounting fees, administrative expenses, increased auditing and legal fees and similar expenses that were not incurred in periods prior to becoming a public company.

Implementation of IFRS 16

The Company adopted IFRS 16 effective as at January 1, 2019 using the modified retrospective approach. As a result of this approach, the prior year figures were not adjusted. See “Changes in Significant Accounting Policies (a) Adoption of IFRS 16, Leases” and “Pre-IFRS 16 Reconciliation”.

KEY HIGHLIGHTS AND RECENT DEVELOPMENTS

During Fiscal 2019, we sustained strong revenue growth as we continued to rapidly expand our TMS Center network. We also completed the acquisition of Achieve TMS, which, combined with our existing TMS Center network, provides us with a national footprint of over 100 TMS Centers and a platform for further expansion. The acquisition also provides excellent brand recognition, physician reputation and high visibility in the TMS community of the western United States. See “Acquisition of Achieve TMS” below for further details.

Achieve TMS represents our first acquisition, which, together with our organic in-region and new regional development strategy, will form one of the core pillars for our long-term sustained growth. As part of our planned expansion strategy for 2019, we added 55 active TMS Centers during Fiscal 2019, with an additional 17 in development as at December 31, 2019. With 119 TMS Centers as at December 31, 2019, we have completed our business objective established at the time of our initial public offering of 100 TMS Centers prior to the second half of 2020. As at the date of this MD&A we now have 121 TMS Centers, which is almost double the number of centers compared to this time last year.

Growth in Total Revenue

Annual consolidated revenue for Fiscal 2019 increased by 68% to $35.7 million (Fiscal 2018: $21.3 million), while increasing by 77% to $12.5 million in Q4 2019 as compared to $7.1 million in Q4 2018. This reflects an acceleration in our year-over-year growth rate through Fiscal 2019 enabled by the continued execution of our regional expansion strategy, strong organic growth and the acquisition of Achieve TMS.

During Fiscal 2019, the Company added 55 active TMS Centers, with an additional 17 TMS Centers in development, which will provide the foundation for organic growth in Fiscal 2020.

Consistent with Fiscal 2019, the typical seasonal factors in Q1 2020 are expected to have a negative impact on revenue growth in Q1 2020. Q4 2019 to Q1 2020 growth is therefore likely to be slightly negative, which is consistent with historical periods. However, we expect the year-over-year growth rate to be substantially sustained.

Growth in Regional Operating Income

Regional operating income increased by 54% to $4.3 million for the year ended December 31, 2019 (Fiscal 2018: $2.8 million). This is predominantly due to the inclusion of 55 newly active TMS Centers and 17 TMS Centers in-development across nine new regions in development, which will take time to generate positive regional operating income.

Please refer to “Changes in Significant Accounting Policies”.

Acquisition of Achieve TMS

On September 26, 2019, we, through our wholly-owned subsidiary, TMS US, completed the acquisition of all of the issued and outstanding membership interests of each of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC for a purchase price of $10,596,912 (net of Achieve TMS’ cash and subject to customary working capital adjustments), of which $2,611,044 of the purchase price was satisfied through the issuance of an aggregate of 1,431,736 common shares of the Company to the vendors and the remainder was settled in cash (the “Achieve TMS Acquisition”). In addition, a portion of the purchase price payable in respect of the Achieve TMS Acquisition is subject to an earn-out based on the EBITDA achieved by Achieve TMS during the twelve-month period following the closing of the Achieve TMS Acquisition. As at December 31, 2019, the Company has estimated that the purchase price payable in respect of the earn out will be nil.

We expect that the Achieve TMS Acquisition will provide us with a national footprint with high visibility in the West Coast TMS community, a foundation for future growth in the area and the ability to realize operational synergies. The Achieve TMS Acquisition comes with robust payor contracts, excellent brand recognition and physician reputation and a strong management team. From the date of the acquisition up to and including December 31, 2019, the Achieve TMS Acquisition has contributed service revenues and net profit of $3,089,205 and $762,441, respectively.

Investment in the Centralized Business Infrastructure

Significant investments in our business infrastructure and increased staffing of our shared-services functions in Fiscal 2019, coupled with the Achieve TMS Acquisition, increased aggregate corporate costs (including corporate employee compensation, corporate marketing expenses and other corporate, general and administrative expenses and excluding non-recurring expenses) by 123% to $12.5 million for Fiscal 2019 (Fiscal 2018: $5.6 million). Excluding aggregate corporate costs relating to the operations of Achieve TMS of $0.5 million, aggregate corporate costs increased by 114% to $12.0 million, which is consistent with the growth rate from Fiscal 2018.

We expect that these investments will promote efficient integration and effective management of our growing TMS Center network. As anticipated, the Q4 2019 aggregate corporate costs growth rate of 68% has decreased as compared to the Fiscal 2019 aggregate corporate costs growth rate. We expect that the corporate, general and administrative expenses growth rate will continue to normalize throughout Fiscal 2020 and that we will be able to scale our investments and leverage these fixed costs as we expand our TMS Center network. See “Cautionary Note Regarding Forward-Looking Information”.

Continued Development of our TMS Center Network

We added 55 active TMS Centers during Fiscal 2019 with an additional 17 in development as at December 31, 2019. As at the date of this MD&A, we now have 121 TMS Centers, which is almost double the number of centers compared to this time last year.

Our development pipeline remains robust and primed for further expansion in Fiscal 2020. See “Cautionary Note Regarding Forward-Looking Information”.

Billing Enhancements, Staffing Restructuring and Related Billing Migration Costs

In order to support future growth, we have transitioned our billing platform to a more scalable solution. During the second half of 2019, we moved away form our legacy billing systems, which were inadequate for the planned scale of the future business and presented significant risks to our operations. As part of our planned transition, we implemented a new billing platform which involved multiple re-credentialing processes across our payor population. Although billing migration costs were larger than anticipated ($3.0 million in total), such costs are expected to be non-recurring and we now have a scalable billing platform that has already reduced the average number of days that accounts receivable are outstanding. Of the $3.0 million in billing migration costs, $2.9 million relates to the write off of accounts receivables that was were identified during the migration to a scalable billing and reimbursement platform completed during Fiscal 2019 and the remainder are implementation-related professional fees.

RESULTS OF OPERATIONS

Selected Financial Information

The following table summarizes our recent results of operations for the periods indicated. The selected consolidated financial information set out below have been derived from our audited consolidated financial statements and related notes.

(US$) (audited)	2019	2018	2017
Total Revenue	35,685,531	21,259,015	13,776,929

Direct center and patient care costs	17,368,894	13,348,011	8,948,442
Regional employee compensation	7,122,556	3,075,725	1,736,278
Regional marketing expenses	2,705,891	1,946,580	1,341,393
Amortization	122,269	-	-
Depreciation	4,031,375	76,902	25,212
Total direct center and regional costs	31,350,985	18,447,218	12,051,325
Regional Operating Income	4,334,546	2,811,797	1,725,604
Center development costs	1,466,119	530,068	274,881
Corporate employee compensation	7,063,682	2,607,803	1,632,077
Corporate marketing expenses	1,934,227	961,094	381,683
Transaction costs	385,674	467,375	-
Other corporate, general and administrative expenses	6,987,763	2,486,384	960,263
Share-based compensation	690,230	467,627	400,390
Interest expense	1,822,442	81,725	250,805
Interest income	(163,302)	(81,462)	-
Loss before income taxes	(15,852,289)	(4,709,287)	(2,174,495)

Income tax expense	-	-	-
Loss for the year and comprehensive loss	(15,852,289)	(4,709,287)	(2,174,495)
Income attributable to non-controlling interest	57,590	248,756	198,650
Loss attributable to the common shareholders of Greenbrook	(15,909,879)	(4,958,043)	(2,373,145)
Loss for the year attributable to:
Non-controlling interest	57,590	248,756	198,650
Common shareholders of Greenbrook	(15,909,879)	(4,958,043)	(2,373,145)
Net loss per share (basic and diluted)	(0.30)	(0.12)	(0.06)

Selected Financial Position Data

The following table provides selected financial position data for the years and periods indicated:

	As at December 31,	As at December 31,	As at December 31,
(US$) (audited)	2019	2018	2017
Cash	7,947,607	9,381,600	1,532,580
Current assets (excluding cash)	12,003,831	8,740,114	2,985,814
Total assets	56,964,106	19,062,463	4,694,664
Current liabilities (excluding shareholder loans)	13,183,677	4,238,426	2,251,095
Non-current liabilities	20,834,296	183,272	-
Shareholder loans	-	-	3,101,342
Total liabilities	34,017,973	4,421,698	5,352,437
Non-controlling interests	444,405	544,465	(399,104)
Shareholders’ equity	22,946,133	14,640,765	(657,773)

Selected Operating Data

The following table provides selected operating data for the years and periods indicated:

	As at December 31,	As at December 31,	As at December 31,
(unaudited)	2019	2018	2017
Number of active TMS Centers(1)	102	47	25
Number of TMS Centers-in-development(2)	17	10	5
Total TMS Centers	119	57	30
Number of management regions	13	8	3
Number of TMS Devices installed	178	108	65
Number of regional personnel	273	132	80
Number of shared-services / corporate personnel(3)	44	17	11
Number of TMS providers(4)	109	46	27
Number of consultations performed	8,039	4,211	2,781
Number of patient starts	4,080	2,626	1,807
Number of TMS treatments performed	155,343	95,621	65,126
Average revenue per TMS treatment	$230	$222	$212

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS services.
(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.
(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.
(4)	Represents physician partners that are involved in the provision of TMS therapy services from our TMS Centers.

Analysis of Results for FISCAL 2019 and FISCAL 2018

The following section provides an overview of our financial performance during Fiscal 2019 compared to Fiscal 2018.

Total Revenue

Annual consolidated revenue for Fiscal 2019 increased by 68% to $35.7 million (Fiscal 2018: $21.3). This growth was enabled by the continued execution of our regional expansion strategy, including the Achieve TMS Acquisition, paired with strong organic growth. Our ability to systematically add in-region density to strengthen our network reach and strong market growth yielded Same-Region Sales Growth of 24%, which is consistent with our Q3 2019 results.

During Fiscal 2019, the Company added 55 active TMS Centers, with an additional 17 TMS Centers in development, which is expected to provide the foundation for growth in Fiscal 2020. Consistent with Fiscal 2019, the typical seasonal factors in the first quarter of Fiscal 2020 are expected to have a negative impact on revenue growth in Q1 2020. Q4 2019 to Q1 2020 growth is therefore likely to be slightly negative, which is consistent with historical trends. However, we expect the year-over-year growth rate to be substantially sustained. See “Cautionary Note Regarding Forward-Looking Information”.

Average revenue per treatment increased by 4% to $230 in Fiscal 2019 (Fiscal 2018: $222). This increase was predominantly attributable to an increase in reimbursement rates from certain payors with which we have had long-standing relationships in our established regions. As a result of the Achieve TMS Acquisition, we expect the average revenue per treatment to increase due to generally favourable reimbursement rates in the relevant jurisdiction. See “Cautionary Note Regarding Forward-Looking Information”.

Accounts Receivable

Accounts receivable increased by $3.0 million to $10.1 million in Fiscal 2019 (Fiscal 2018: $7.1 million). The increase to accounts receivable was due to the continued velocity of development, enhancements to our billing and reimbursement systems and the Achieve TMS Acquisition and was offset by $3.0 million in billing migration costs, of which $2.9 million relates to the write off of accounts receivables that was were identified during the migration to a scalable billing and reimbursement platform completed during Fiscal 2019 and the remainder are implementation-related professional fees. See “Key Highlights and Recent Developments – Billing Enhancements, Staffing Restructuring and Related Billing Migration Costs”.

Regional Operating Income (Loss) and Direct Center and Regional Costs

Regional operating income increased by 54% to $4.3 million in Fiscal 2019 (Fiscal 2018: $2.8 million) despite the inclusion of 55 newly active TMS Centers and 17 TMS Centers in development across nine new regions in development, which provided downward pressure on our regional operating income and will take time to generate positive regional operating income. The regional operating margin was 12.1% in Fiscal 2019 as compared to 13.2% in Fiscal 2018.

Direct center and regional costs increased by 70% to $31.4 million in Fiscal 2019 (Fiscal 2018: $18.4 million). The increase in direct center and regional costs was primarily due to the addition of regional employee costs and regional marketing costs associated with the addition of 55 active TMS Center locations during Fiscal 2019 and as well as establishing nine new management regions.

Please refer to “Changes in Significant Accounting Policies” for the accounting implications resulting from the adoption of IFRS 16 and to “Pre-IFRS 16 Reconciliation” for Fiscal 2019 results before adjusting for the effects of IFRS 16.

Center Development Costs, Capital Expenditures and Working Capital Investment

Center development costs increased by 177% to $1.5 million in Fiscal 2019 (Fiscal 2018: $0.5 million) as a result of increased development activity. Average cash investment to establish new TMS Centers (including center development costs, capital expenditures and working capital investment) remained consistent between Fiscal 2019 and Fiscal 2018 at $0.16 million.

Corporate Employee Compensation

Corporate employee compensation incurred to manage the centralized business infrastructure of the Company increased by 171% to $7.1 million in Fiscal 2019 (Fiscal 2018: $2.6 million). The increase was primarily due to significant increases in staffing in respect of our shared-services functions in addition to employees inherited as part of the Achieve TMS Acquisition. Recruitment activity in the second half of Fiscal 2018 into Fiscal 2019 included recruitment in the business development, sales, marketing, human resources, legal and finance areas. We expect the slowing of organic corporate recruitment in Fiscal 2020 and that we will be able to scale our investments and leverage these fixed costs as we continue to expand our TMS Center network. See “Cautionary Note Regarding Forward-Looking Information”.

Corporate Marketing Expenses

Corporate marketing expenses increased by 101% to $1.9 million in Fiscal 2019 (Fiscal 2018: $1.0 million). The increase was primarily due to the enhancement of our marketing strategy including certain experimental campaigns implemented by our new Chief Marketing Officer hired during the three month period ended June 30, 2019.

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses increased by 181% to $7.0 million in Fiscal 2019 (Fiscal 2018: $2.5 million). The increase was primarily due to one-time costs (see “Adjusted EBITDA and Non-Recurring Expenses” below) and professional fees associated with our billing and reimbursement systems. After excluding non-recurring expenses, other corporate, general and administrative expenses increased by 72% to $3.5 million (Fiscal 2018: 2.0 million).

As anticipated, the other corporate, general and administrative expenses growth rate of 54% in Q4 2019 has decreased as compared to the Fiscal 2019 other corporate, general and administrative expenses growth rate. We expect that the other corporate, general and administrative expenses growth rate will continue to normalize throughout Fiscal 2020 and that we will be able to scale our investments and leverage fixed costs as we expand our TMS Center network. See “Cautionary Note Regarding Forward-Looking Information”.

Share-Based Compensation

Share-based compensation increased by 48% to $0.7 million in Fiscal 2019 (Fiscal 2018: $0.5 million). The increase was predominantly due to stock options granted to key personnel to ensure retention and long-term alignment with goals of the Company.

Interest

Interest expense increased by $1.7 million to $1.8 million in Fiscal 2019 (Fiscal 2018: $0.1 million). The increase in interest expense is primarily due to the adoption of IFRS 16 (see “Changes in Significant Accounting Policies” and “Pre-IFRS 16 Reconciliation” in this MD&A).

Interest income increased by 100% to $0.2 million in Fiscal 2019 (Fiscal 2018: $0.1 million) as a result of an increased amount of excess funds invested.

Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook

The loss for the period and comprehensive loss increased by 237% to $15.9 million in Fiscal 2019 (Fiscal 2018: $4.7 million). This increase is primarily a result of lower regional operating margins due to the nine new management regions in development, which will take time to generate positive regional operating income, higher corporate costs due to investments in the centralized business infrastructure, transaction costs associated with the Achieve TMS Acquisition and other non-recurring costs as outlined in “Regional Operating Income (Loss) and Direct Center and Regional Costs”, “Corporate Employee Compensation”, “Other Corporate, General and Administrative Expenses” and “Adjusted EBITDA and Non-Recurring Expenses” in this MD&A.

The loss attributable to the common shareholders of Greenbrook increased by 221% to $15.9 million in Fiscal 2019 (Fiscal 2018: $5.0 million). This increase is primarily a result of lower regional operating margins due to nine new management regions in development, which will take time to generate positive regional operating income, higher corporate costs due to investments in the centralized business infrastructure, transaction costs associated with the Achieve TMS Acquisition and other non-recurring costs. See “Regional Operating Income (Loss) and Direct Center and Regional Costs”, “Corporate Employee Compensation”, “Other Corporate, General and Administrative Expenses” and “Adjusted EBITDA and Non-Recurring Expenses” in this MD&A.

Adjusted EBITDA and Non-Recurring Expenses

The Adjusted EBITDA loss position increased by 38% to $4.1 million in Fiscal 2019 (Fiscal 2018: $3.0 million). The increase in the Adjusted EBITDA loss position was primarily a result of lower regional operating margins and higher corporate costs as outlined in “Corporate Employee Compensation”, “Other Corporate, General and Administrative Expenses”, “Regional Operating Income (Loss) and Direct Center and Regional Costs” in addition to transaction costs related to the Achieve TMS Acquisition outlined below.

Non-recurring expenses included one-time expenses associated with the implementation of IFRS 16, acquisition-related professional fees incurred in connection with the Achieve TMS Acquisition, development of our corporate compliance program and billing transition costs including the restructuring of our billing department and bad debt.

Please refer to “Changes in Significant Accounting Policies” for the accounting implications resulting from the adoption of IFRS 16 and to “Pre-IFRS 16 Reconciliation” for Fiscal 2019 results before adjusting for the effects of IFRS 16.

QUARTERLY FINANCIAL INFORMATION

The following table summarizes the results of our operations for the eight most recently completed fiscal quarters:

(US$) (unaudited)	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Revenue	12,536,671	8,459,103	8,082,559	6,607,198	7,092,455	5,338,364	4,926,625	3,901,571
Regional Operating Income	1,934,567	770,813	1,002,166	627,000	1,418,347	476,556	697,293	219,601
Net income (loss) attributable to shareholders of Greenbrook	(7,034,356)	(3,431,009)	(2,874,092)	(2,570,422)	(949,031)	(1,480,489)	(1,372,984)	(1,155,539)
Adjusted EBITDA	(1,296,201)	(1,033,876)	(957,428)	(827,55/7)	(865,210)	(840,374)	(448,762)	(837,746)
Net income (loss) per share – Basic	(0.13)	(0.06)	(0.06)	(0.05)	(0.01)	(0.04)	(0.04)	(0.03)
Net income (loss) per share – Diluted	(0.13)	(0.06)	(0.06)	(0.05)	(0.01)	(0.04)	(0.04)	(0.03)

ANALYSIS OF RESULTS FOR Q4 2019

Consolidated revenue increased to $12.5 million in Q4 2019 representing a 48% quarter-over-quarter increase (Q3 2019: $8.5 million) and a 77% year-over-year increase (Q4 2018: $7.1 million). This growth was enabled by the continued execution of our regional expansion strategy, including the Achieve TMS Acquisition, which contributed to revenue for an entire quarter in Q4 2019 and which we expect will allow us to accelerate our expansion in the western United States in future periods, and strong organic growth.

Regional operating income increased to $1.9 million in Q4 2019 representing a 151% quarter-over-quarter increase (Q3 2019: $0.8 million) and an 36% year-over-year increase (Q4 2018: $1.4 million), respectively, predominantly as a result of investments in new regions.

The loss attributable to the common shareholders of Greenbrook increased to $7.0 million in Q4 2019 representing a 105% quarter-over-quarter increase (Q3 2019: $3.4 million) and a 641% year-over-year increase (Q4 2018: $0.9 million). The increase in the loss attributable to the common shareholders of Greenbrook was due to increased corporate costs, transaction costs realized as part of the Achieve TMS Acquisition and non-recurring costs realized as outlined in “Adjusted EBITDA and Non-Recurring Expenses”, “Corporate Employee Compensation” and “Regional Operating Income (Loss) and Direct Center and Regional Costs”. After excluding non-recurring costs, the loss attributable to the common shareholders of Greenbrook increased by 365% to $3.6 million in Q4 2019 (Q4 2018: $0.8 million).

The Adjusted EBITDA loss position increased to $1.3 million in Q4 2019, representing a 25% quarter-over-quarter decrease (Q3 2019: $1.0 million) and a 50% year-over-year increase (Q4 2018: $0.9 million). This increase in the Adjusted EBITDA loss position was primarily due to the inclusion of 55 newly active TMS Centers and 17 TMS Centers in development across nine new management regions in development, which will take time to generate positive regional operating income and increased corporate costs as outlined in “Adjusted EBITDA and Non-Recurring Expenses”, “Corporate Employee Compensation” and “Regional Operating Income (Loss) and Direct Center and Regional Costs”.

Please refer to “Changes in Significant Accounting Policies” for the accounting implications resulting from the adoption of IFRS 16 and to “Pre-IFRS 16 Reconciliation” for Fiscal 2019 results before adjusting for the effects of IFRS 16.

EBITDA and Adjusted EBITDA

The table below illustrates our EBITDA and Adjusted EBITDA for the periods presented:

(US$)	Fiscal 2019	Fiscal 2018
EBITDA	(10,097,095)	(4,880,878)
Adjusted EBITDA	(4,115,062)	(2,992,092)

Note:

(1)	The Company adopted IFRS 16 effective as at January 1, 2019 using the modified retrospective approach. As a result of this approach the prior year figures were not adjusted. See “Changes in Significant Accounting Policies (a) Adoption of IFRS 16, Leases” and “Pre-IFRS 16 Reconciliation” for further details

See “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” in this MD&A.

Reconciliation of Loss Attributable to the Common Shareholders of Greenbrook to EBITDA and Adjusted EBITDA

The table below illustrates a reconciliation of loss attributable to the common shareholders of Greenbrook to EBITDA and Adjusted EBITDA for the periods presented:

	Fiscal 2019 (unaudited)	Fiscal 2018 (unaudited) (1)
Loss attributable to the common shareholders of Greenbrook	(15,909,879)	(4,958,043)
Add the impact of:
Interest expense	1,822,442	81,725
Amortization	122,269	-
Depreciation	4,031,375	76,902
Less the impact of:
Interest income	(163,302)	(81,462)
EBITDA	(10,097,095)	(4,880,878)
Add the impact of:
Share-based compensation	690,230	467,627
TMS Center development costs	1,466,119	530,068
Add transaction costs:
Initial public offering related professional and legal fees	-	467,375
Acquisition related legal and professional fees	385,674	-
Add other non-recurring expenses:
IT implementation costs	-	52,012
Public company transition costs	-	306,215
Legal fees related to TMS Center growth	-	65,489
Significant acquisition reporting costs	235,099	-
Compliance program development costs	113,512
IFRS 16 implementation fees	48,306	-
Billing migration costs	3,043,093	-
Adjusted EBITDA	(4,115,062)	(2,992,092)

Note:

(1)	The Company adopted IFRS 16 effective as at January 1, 2019 using the modified retrospective approach. As a result of this approach the prior year figures were not adjusted. See “Changes in Significant Accounting Policies (a) Adoption of IFRS 16, Leases” and “Pre-IFRS 16 Reconciliation” for further details

Non-recurring expenses represent additional disclosures pertaining to one-time costs incurred to enhance the performance of the business. These include acquisition-related professional fees incurred in connection with the Achieve TMS Acquisition which relate to our TMS Center growth. They also include costs related to the development of our corporate compliance program, billing migration costs, including the restructuring of our billing department and bad debts, and one-time professional fees associated with the implementation of IFRS 16 which are excluded from Adjusted EBITDA as the Company expects these to be non-recurring.

Pre-IFRS 16 Reconciliation

The table below illustrates our Pre-IFRS 16 Reconciliation for the periods presented:

(US$)	Fiscal 2019 (unaudited)	Fiscal 2018 (unaudited)
Regional Operating Income	4,334,546	2,811,797
Impact of pre-IFRS 16 adjustments:
Rental and device expense	(4,749,798)	-
IFRS 16 depreciation	3,840,781	-
Pre IFRS 16 Regional Operating Income	3,425,529	2,811,797

EBITDA	(10,097,095)	(4,880,878)
Impact of pre-IFRS 16 adjustments:
Rental and device expense	(4,888,417)	-
Pre IFRS 16 EBITDA	(14,985,512)	(4,880,878)

Adjusted EBITDA	(4,115,062)	(2,992,092)
Impact of pre-IFRS 16 adjustments:
Rental and device expense	(4,888,417)	-
Pre IFRS 16 Adjusted EBITDA	(9,003,479)	(2,992,092)

Financial Condition, Liquidity and Capital Resources

Overview

The Company’s primary uses of capital are to finance operations, finance new TMS Center development costs, increase non-cash working capital and fund investments in its centralized business infrastructure. The Company’s objectives when managing capital are to ensure that the Company will continue to have enough liquidity to provide services to its customers and provide returns to its shareholders.

The Company, as part of its annual budgeting process, evaluates its estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this cash budget and considering its anticipated cash flows from regional operations, its holdings of cash and its ability to draw funds from shareholder commitments or new financings, the Company believes that it has sufficient capital to meet its future operating expenses, capital expenditures and future debt service requirements for approximately the next 18 months. However, our ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, our future operating performance, which will be affected by the velocity of our regional development strategy and general economic, financial and other factors, including factors beyond our control. See “Cautionary Note Regarding Forward-Looking Information”, “Risks and Uncertainties” and “Factors Affecting our Performance” in this MD&A.

In order to provide more flexibility for expansion and to take advantage of appealing acquisition opportunities to accelerate our expansion, we have been exploring non-dilutive financing options and have received non-binding indicative terms sheets from several investors with respect to a potential debt financing. The completion of a debt financing remains subject to the negotiation of definitive agreements, the approval of our Board of Directors and receipt of all other necessary regulatory approvals. Accordingly, there can be no assurance that we will proceed with any debt financing on terms set out in the non-binding indicative terms sheets, or at all.

Cash Flows

The following table presents our cash flows for each of the periods presented:

(US$)	Fiscal 2019	Fiscal 2018
Net cash generated from (used in) operating activities	(8,553,577)	(7,399,461)
Net cash generated from (used in) financing activities	15,253,801	16,060,579
Net cash generated from (used in) investing activities	(8,134,217)	(812,098)
Increase (decrease) in cash and cash equivalents	(1,433,993)	7,849,020

Analysis of Cash Flows for Fiscal 2019

For Fiscal 2019, cash flows used in operating activities (which includes the full cost of developing new TMS Centers) totaled $8.6 million, as compared to $7.4 million in Fiscal 2018. The increase in cash flows used in operations is primarily attributable to expansion activity and the growth of our business, as outlined in “Total Revenue”, “Regional Operating Income (Loss) and Direct Center and Regional Costs”, “Corporate Employee Compensation”, “Other Corporate, General and Administrative Expenses” and “Adjusted EBITDA and Non-Recurring Expenses” in this MD&A.

Cash Flows used in/from Financing Activities

For Fiscal 2019, cash flows generated from financing activities amounted to $15.3 million as compared to cash flows generated of $16.1 million in Fiscal 2018. This change is largely driven by the public offering of 4,025,000 common shares of the Company (the “Public Offering”) and concurrent private placement of 5,384,000 common shares of the Company (the “Private Placement”) completed in Fiscal 2019, which yielded greater proceeds than the special warrant offerings completed in connection with the Company’s initial public offering in Fiscal 2018.

Cash Flows used in/from Investing Activities

For Fiscal 2019, cash flows used in investing activities totaled $8.1 million as compared to $0.8 million in Fiscal 2018, which primarily relates to the costs incurred as part of the Achieve TMS Acquisition in addition to an increase in the number of TMS Devices purchased by the Company upon completion of their respective lease terms as compared to the prior period.

Use of Proceeds

The Company has used the proceeds obtained as part of the Public Offering and the Private Placement in Fiscal 2019 as follows:

Anticipated Use of Proceeds (excluding funds allocated for working capital)		Estimated Allocation		Actual Allocation
Development of new TMS Centers and related working capital	C$	12.1 million	C$	9.8 million
Potential acquisitions	C$	12.1 million	C$	10.8 million
Unused portion		-	C$	3.6 million
Total	C$	24.2 million	C$	24.2 million

As the Company paid for a portion of the Achieve TMS Acquisition through the issuance of common shares of the Company, additional funds were allocated to the development of new TMS Centers which has allowed us to continue to rapidly expand our TMS Center network. With 119 TMS Centers as at December 31, 2019, we have completed our business objective established at the time of in our initial public offering of 100 TMS Centers prior to the second half of 2020. See “Total Revenue”, “Regional Operating Income (Loss) and Direct Center and Regional Costs” in this MD&A.

Our development pipeline remains robust and primed for further expansion in Fiscal 2020 and we expect to use the unused portion of the proceeds for this purpose. See “Cautionary Note Regarding Forward-Looking Information”.

INDEBTEDNESS

During Fiscal 2018, the Company assumed loans from four separate banking institutions that were previously extended for the purchase of TMS Devices to non-controlling interest holder partners. The device loans were assumed as part of partnerships with local physicians, behavioural health groups or other investors, which own minority interests in certain center subsidiaries. These device loans bear an average interest rate of 10% with average monthly blended interest and capital payments of $1,575 and mature during the years ended December 31, 2019 to December 31, 2023. There are no significant financial covenants associated with these loans. The loans related to one of the banking institutions were repaid during Fiscal 2019.

During Fiscal 2019, the Company assumed loans from two separate banking institutions that were previously extended for the purchase of TMS Devices to non-controlling interest holder partners. The device loans were assumed as part of partnerships with local physicians, behavioural health groups or other investors, which own minority interests in certain center subsidiaries. These device loans bear an average interest rate of 13% with average monthly blended interest and capital payments of $1,756 and mature during the year ended December 31, 2021. There are no significant financial covenants associated with these loans.

See “Related Party Transactions” for a description for our additional indebtedness.

Off-Balance Sheet Arrangements

The Company has not engaged in any off-balance sheet financing transactions. Please refer to “Changes in Significant Accounting Policies” and “Pre-IFRS 16 Reconciliation” for the accounting implications resulting from the adoption of IFRS 16.

Share Information

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of December 31, 2019, there were 58,418,443 Common Shares and nil preferred shares issued and outstanding. In addition, there were 2,988,168 stock options and 1,068,186 broker warrants, each representing a right to acquire one Common Share, issued and outstanding. As of the date of this MD&A, assuming exercise and exchange of all outstanding options and broker warrants, there are 63,272,297 equity securities of the Company issued and outstanding on a fully-diluted basis.

Related Party Transactions

Compensation of key management personnel

The Company transacts with key individuals from management who have authority and responsibility to plan, direct, and control the activities of the Company. Key management personnel are defined as the executive officers of the Company, including the President and Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”), the Chief Operating Officer (“COO”), the Chief Marketing Officer and the Chief Medical Officer.

	Year ended December 31,
	2019	2018
	(audited)	(audited)
Salaries and bonuses	$1,619,150	$990,720
Share-based compensation	105,896	158,538
Total	$1,725,046	$1,149,258

Transactions with significant shareholder – Greybrook Health Inc.

As at December 31, 2019, $0.1 million was included in accounts payable and accrued liabilities related to payables for management services and other overhead costs rendered by Greybrook Health Inc. (“Greybrook Health”) to the Company in the ordinary course of business under the MSA (as defined below) (December 31, 2018: $0.1 million).

On January 1, 2015, we entered into a management and consulting services agreement (the “MSA”) with our significant shareholder, Greybrook Health, pursuant to which Greybrook Health provides us and our subsidiaries with certain incidental services, including financial advisory services, business development advisory services and business and operating consulting services (collectively, the “Services”). More specifically, these Services include: (i) the provision of office space for our head office in Toronto, Ontario, and (ii) compensation for our chief financial officer, chief operating officer and twelve other employees consisting of our general counsel and, ten full-time employees and one part-time employee that, together, provide customary administrative, finance and accounting services to the Company and one part-time employee that provides customary IT infrastructure services to the Company. All of the Services provided by Greybrook Health are provided on a cost basis whereby the Company reimburses Greybrook Health for costs incurred in connection with the provision of such Services. There is no mark-up charged by Greybrook Health for the provision of the Services. The MSA will expire on January 1, 2021 or earlier if either party provides the other with at least 30 days’ notice of termination.

Subsequent to September 30, 2019, compensation for all employees noted above, except for the chief operating officer and the part time employee that provides customary IT infrastructure services to the Company, is no longer being provided by Greybrook Health and is being paid directly by the Company.

Risks and Uncertainties

We are exposed to a variety of financial risks in the normal course of our business, including interest rate, credit, and liquidity risk. Our overall risk management program and business practices seek to minimize any potential adverse effects on our consolidated financial performance.

Risk management is carried out under practices approved by our board of directors (the “Board”). This includes identifying, evaluating and hedging financial risks based on the requirements of our organization. Our Board provides guidance for overall risk management, covering many areas of risk including interest rate risk, credit risk, and liquidity risk.

Interest Rate Risk

We are exposed to changes in interest rates on our cash and long-term debt. Debt issued at variable rates exposes us to cash flow interest rate risk. Debt issued at fixed rates exposes us to fair value interest rate risk. As of December 31, 2019, we only have fixed interest rate debt. The impact of future interest rate expense resulting from future changes in interest rates will depend largely on the gross amount of our borrowings at such time.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s financial instruments that are exposed to concentrations of credit risk are primarily cash and accounts receivable. The Company limits its exposure to credit risk with respect to cash by dealing with large creditworthy financial institutions. The Company’s accounts receivable consist primarily of receivables from large creditworthy medical insurance companies and government backed health plans. Collectability of the receivables is reviewed regularly and an allowance is established as necessary.

Liquidity Risk

Liquidity risk is the risk that we cannot meet a demand for cash or fund our obligations as they come due. We manage liquidity risk by continuously monitoring actual and projected cash flows, taking into account our revenues, income and working capital needs. Our shareholder loans are also used to maintain liquidity.

DISCLOSURE CONTROLS & PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the CEO and the CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management, under the oversight of the CEO and CFO, has evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2019 and, based upon this evaluation, the CEO and the CFO have concluded that these disclosure controls and procedures, as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective for the purposes set out above.

Internal Controls over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS. In designing such controls, it should be recognized that due to inherent limitations, any controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

Management, under the oversight of the CEO and CFO, has used the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess the effectiveness of the Company’s ICFR. Based on this evaluation, the CEO and CFO have concluded that its ICFR, as defined by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, was effective as at December 31, 2019 based on the applicable criteria.

There has been no change in the Company’s ICFR that occurred during the three- and 12-month periods ended December 31, 2019 that has materially affected, or is reasonable likely to materially affect, the Company’s ICFR.

Critical Accounting Estimates and Judgments

The consolidated financial statements have been prepared in accordance with IFRS. The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our audited consolidated financial statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.

The following are the key judgments and sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in our consolidated financial statements.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recognized over the estimated useful lives of the assets on a straight-line basis, unless stated otherwise, as follows:

Computer equipment	5 years
Furniture and equipment	5 years
Leasehold improvements	Lesser of 5 years or remaining lease term
TMS Devices	10 years

The estimated useful lives of the assets and their terminal values are assessed on an annual basis based on historical experience, industry practice and management’s expectations.

Expenditures for maintenance and repairs are charged to operations as incurred.

Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that a non-financial asset may be impaired. If any indication exists, the Company estimates the recoverable amount. The recoverable amount of an asset is the higher of its fair value, less costs to sell, and its value in use.

Fair value less costs to sell is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal. Costs of disposal are incremental costs directly attributable to the disposal of an asset and related income tax expense.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in the consolidated statements of net loss and comprehensive loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, which is responsible for allocating resources and assessing performance of the operating segments, has been identified as the executive committee consisting of the CEO, the CFO, COO, Chief Marketing Officer and Chief Medical Officer. The Company has one reportable segment, which is outpatient mental health service centers.

Revenue recognition and accounts receivable

Service fee revenue is recognized upon the performance of services under contracts with customers and represents the consideration the Company expects to receive. Service fee revenue is measured at the net patient fees received or receivable which includes contractual allowances and discounts. In circumstances where the net patient fees have not yet been received, the amount of revenue recognized is estimated based on an expected value approach where management considers such variables as the average of previous net patient fees received by the applicable payor and fees received by other patients for similar services and management's best estimate leveraging industry knowledge and expectations of third-party payors’ fee schedules. Third-party payors include federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies.

A key determinant of IFRS 15, Revenue from contracts with customers (“IFRS 15”), is estimating the transaction price when variable consideration may arise. IFRS 15 allows for the transaction price with variable consideration to be estimated using either the expected value method or the most-likely value method. The Company’s estimates are calculated using the expected value method when using the sum of probability-weighted amounts in a range of possible consideration amounts.

Accounts receivable are non-interest bearing, unsecured obligations due from patients and third-party payors. The Company makes an implicit allowance for potentially uncollectible amounts to arrive at net receivables through its revenue recognition policy. In accordance with IFRS 9, Financial instruments (“IFRS 9”) the Company evaluates the credit risk on accounts receivable and measures a loss allowance at an amount equal to the expected credit losses for the subsequent 12-month period.

The methodology to arrive at net receivables is reviewed by management periodically. The balance of accounts receivable represents management’s estimate of the net realizable value of receivables after discounts and contractual adjustments.

The Company performs an estimation and review process periodically to identify instances on a timely basis where such estimates need to be revised to accurately assess the amount of expected revenues.

Earnings per share

Basic earnings per common share (“EPS”) is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated by adjusting the net earnings available to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive instruments.

Income taxes

Income tax expense comprises current and deferred tax. Income tax expense (recovery) is recognized in the consolidated statements of net loss and comprehensive loss. Current income tax expense represents the amount of income taxes payable based on tax law that is enacted or substantively enacted at the reporting date and is adjusted for changes in estimates of tax expense recognized in prior periods. A current tax liability or asset is recognized for income taxes payable, or paid but recoverable, in respect of all years to date.

The Company uses the deferred tax method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are recognized for the deferred tax consequences attributable to differences between the consolidated financial statements' carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of net loss and comprehensive loss in the year in which the enactment or substantive enactment occurs. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is more likely than not that future taxable income will be available to utilize such amounts. Deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that the related tax benefits will be realized. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority and the Company intends to settle its current tax assets and liabilities on a net basis.

In determining the amount of current and deferred taxes, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its tax liabilities for uncertain tax positions are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. The assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Financial instruments

The Company initially measures its financial assets and financial liabilities at fair value and classifies them as financial assets or liabilities at fair value through profit or loss. After initial measurement, financial assets (which include cash and accounts receivable) and liabilities (which include accounts payable and accrued liabilities, lease liabilities, bank loans payable, non-controlling interest loans payable and deferred and contingent consideration) are subsequently measured at amortized cost using the effective interest rate method, with any resulting premium or discount from the face value being amortized to the consolidated statements of net loss and comprehensive loss. Amortization is recorded using the effective interest rate method.

The Company recognizes loss allowances for expected credit losses on financial assets measured at amortized cost. Loss allowances for accounts receivables are always measured at an amount equal to the expected credit losses for the subsequent 12-month period. A financial asset carried at amortized cost is considered credit-impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. Individually significant financial assets are tested for credit-impairment on an individual basis.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.

Losses are recognized in the statements of net loss and comprehensive loss. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through the statements of comprehensive loss.

Leases

On January 1, 2019, the Company adopted IFRS 16.

At inception of a contract, the Company assesses whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for the period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether (i) the contract involves the use of an identified asset, (ii) the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use, and (iii) the Company has the right to direct the use of the identified asset.

The right of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. If the Company expects to obtain ownership of the leased asset at the end of the lease, the Company will depreciate the asset over the underlying asset’s estimated useful life.

The lease liability is initially measured at the present value of the lease payments that are due to be paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. If the rate cannot be readily determined, the Company’s incremental borrowing rate is used. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

Variable lease payments that are not included in the measurement of the lease liability are recognized as an operating expense in the consolidated statements of net loss and comprehensive loss.

The Company has elected not to recognize right of use assets and lease liabilities in respect of short-term leases that have a lease term of less than 12 months and leases in respect of low-value assets. The Company recognizes the lease payments associated with these leases as an operating expense in the consolidated statements of net loss and comprehensive loss on a straight-line basis over the lease term.

The Company makes estimates when considering the length of the lease term, including considering facts and circumstances that can create an economic incentive to exercise an extension option. The Company makes certain qualitative and quantitative assumptions when deriving the value of the economic incentive. Periodically, the Company will reassess whether it is reasonably certain to exercise extension options and will account for any changes at the date of reassessment.

The Company makes judgements in determining whether a contract contains an identified asset and in determining whether or not the Company has the right to control the use of the underlying asset. The Company also makes judgements in determining the incremental borrowing rate used to measure its lease liability in respect of each lease contract. As there are currently no market participants of a similar size and scale as the Company, the incremental borrowing rate is reflective of the interest rate applied historically on loans advanced.

Prior to the adoption of IFRS 16, leases of TMS devices and centers were recognized as finance leases if the Company obtained substantially all the risks and rewards of ownership of the underlying assets. All other leases were classified as operating leases for which the Company recognized an operating lease expense in operating costs on the consolidated statements of net loss on a straight-line basis over the term of the lease.

Defined contribution pension plan

A defined contribution pension plan is a post-employment benefit plan under which an entity pays fixed contributions to a separate entity and will have no legal or constructive obligation to pay future amounts. Obligations for contributions to defined contribution pension plans are expensed in the consolidated statements of net loss and comprehensive loss in the periods during which services are rendered by employees.

Share capital

Common shares are classified as shareholders’ equity (deficit). Incremental transaction costs directly attributable to the issue of common shares and share purchase options are recognized as a deduction from shareholders equity (deficit), net any of tax effects.

When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from shareholders’ equity (deficit).

Dividends are discretionary and are recognized as distributions within equity upon approval by the Board.

Share-based compensation

The Company offers a share option plan. The plan is open to employees, directors, officers and consultants of the Company and its affiliates. For employees, the value of equity settled options is measured by reference to the fair value of the equity instrument on the date which they are granted. The fair value is recognized as an expense with a corresponding increase in contributed surplus over the vesting period. The Board shall have the discretion to establish the vesting period for share options granted.

Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Fair value is calculated using the Black Scholes option pricing model, which requires the input of highly subjective assumptions, including the volatility of share prices, forfeiture rate and expected life and changes in subjective input assumptions that can materially affect the fair value estimate. The Company estimates the expected forfeiture rate of equity-settled share-based compensation based on historical experience and management’s expectation.

Consideration received upon the exercise of stock options is credited to share capital, at which time the related contributed surplus is transferred to share capital.

Business Combinations

The Company accounts for business combinations using the acquisition accounting method. The total purchase price is allocated to the assets acquired and liabilities assumed based on fair values as at the date of acquisition. Goodwill as at the date of acquisition is measured as the excess of the aggregate of the consideration transferred and the amount of any non-controlling interests in the acquired company over the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed. Any non-controlling interest in the acquired company are measured at the non-controlling interests’ proportionate share of the identifiable assets and liabilities of the acquired business.

Best estimates and assumptions are used in the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date. These estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the business combination date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. On conclusion of the measurement period or final determination of the values of the assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statement of net loss and comprehensive loss in the period in which the adjustments were determined.

Any deferred and contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and the settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration is recognized as part of the statement of net loss and comprehensive loss in the period in which the adjustments were determined.

Intangibles assets

The Company classifies intangible assets, obtained through acquisitions, as definite lived assets. Intangible assets consist of covenants not to compete and a management service agreement with a professional organization. These intangible assets are recorded at cost and are amortized over their estimated useful lives, as follows:

Covenants not to compete	5 years
Management services agreement	15 years

The Company reviews the appropriateness of the amortization period relating to the definite lived intangible assets annually.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured based on management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to their present value where the effect is material.

Finance income and finance costs

Finance income comprises interest income on cash equivalents recognized in the consolidated statements of net loss and comprehensive loss as it accrues, using the effective interest method. Finance costs comprise interest expense on borrowings and lease liabilities that are recognized in the consolidated statements of net loss and comprehensive loss.

Contingencies

Contingent liabilities are possible obligations whose existence will be confirmed only on the occurrence or non-occurrence of uncertain future events outside the Company’s control, or present obligations that are not recognized because it is not probable that an outflow of economic benefit would be required to settle the obligation or the amount cannot be measured reliably.

Contingent liabilities are not recognized but are disclosed in the notes to the consolidated financial statements, including an estimate of their potential financial effect and uncertainties relating to the amount or timing of any outflow, unless the possibility of settlement is remote. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs used in the measurement.

•	Level 1 – This level includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.

•	Level 2 – This level includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1. Derivative instruments in this category are valued using models or other standard valuation techniques derived from observable market inputs.

•	Level 3 – This level includes valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value.

Accrued liabilities

The measurement of accrued liabilities requires management to make estimates based only on the best information available at the reporting date. As additional information becomes available, management will assess and revise the accrued liabilities amounts and such differences could be material.

Changes in Significant Accounting Policies

Adoption of IFRS 16, Leases:

IFRS 16 has replaced IAS 17, Leases (“IAS 17”). IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right of use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. The standard was effective for the Company as of January 1, 2019.

The Company has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of the initial application is recognized in net assets at January 1, 2019. The prior year figures were not adjusted.

Prior to adopting IFRS 16, the operating lease commitments as at December 31, 2018 were $14,604,498. The difference between the total of the minimum lease payments set out in Note 9 of the 2018 audited consolidated financial statements and the total lease liabilities recognized on transition was a result of the inclusion of lease payments beyond minimum commitments relating to reasonably certain renewal periods or extension options that had not yet been exercised as at December 31, 2018, partially offset by the effect of discounting on the minimum lease payments.

When applying IFRS 16 to leases previously classified as operating leases, practical expedients were available to the Company. The Company applied a single discount rate to a portfolio of leases with similar characteristics and used hindsight in determining the lease term where the contract contains purchase, terminations or extension options. Additionally, the Company relied upon the assessment of whether leases were onerous under the requirements of IAS 37, Provisions, contingent liabilities and contingent assets as at December 31, 2018 as an alternative to reviewing the right-of-use assets for impairment.

The Company does not have any contracts for which they are the lessor.

Adjusted opening balance as at December 31, 2018 using the modified retrospective approach:

	December 31,		January 1,
	2018	IFRS 16	2019
	(Pre-IFRS 16)	Adjustments	(Post-IFRS 16)
Assets
Cash	$9,381,600	$–	$9,381,600
Accounts receivable	7,131,661	–	7,131,661
Prepaid expenses and other	1,637,736	(507,257)	1,130,479
Property, plant and equipment	911,466	–	911,466
Right of use assets	–	14,477,970	14,477,970

Restated balance, December 31, 2018	$19,062,463	$13,970,713	$33,033,176

Equity and Liabilities

Accounts payable and accrued liabilities	$4,059,398	$(301,509)	$3,757,889
Lease liability loans payable	–	14,272,222	14,272,222
Loans payable	281,130	–	281,130
Non-controlling interest loans	81,170	–	81,170
Common shares	26,882,622	–	26,882,622
Contributed Surplus	1,745,079	–	1,745,079
Retained earnings	(14,531,401)	–	(14,531,401)
Non-controlling interest	544,465	–	544,465

Balance, December 31, 2019	$19,062,463	$13,970,713	$33,033,176

Recent accounting pronouncements not yet adopted

Certain pronouncements were issued by the IASB that are mandatory for accounting periods after December 31, 2019. There are no recent accounting pronouncements that are applicable or that are expected to have a significant impact on the Company.

RISK FACTORS

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the Company’s annual information form dated March 10, 2020 for its fiscal year ended December 31, 2019, which is available on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com. The Company’s Common Shares are listed for trading on the Toronto Stock Exchange under the symbol “GTMS”.